Dry Bar Unscripted, Inc.
Balance Sheet
As of December 31, 2024

	Total		Change	
	12/31/2024	12/31/2023	$	%
ASSETS				
Current Assets				
Bank Accounts				
1001 Business Checking (0970)	28,905	12,565	16,339	130.0%
1002 Business Share Savings (0950)	1,454	1,072	383	35.7%
Total Bank Accounts	$30,359	$13,637	$16,722	122.6%
Other Current Assets				
1100 Investments	(159)	209,955	(210,114)	(100.1%)
1201 Prepaid Expenses	0	0	0	
Total Other Current Assets	($159)	$209,955	($210,114)	(100.1%)
Total Current Assets	$30,200	$223,592	($193,392)	(86.5%)
Fixed Assets				
1300 Fixed Assets	60,999	59,403	1,596	2.7%
1390 Accumulated Depreciation	(6,543)	(6,543)	0	0.0%
Total Fixed Assets	$54,456	$52,860	$1,596	3.0%
Other Assets				
1500 Capitalized Production Costs	0	536,059	(536,059)	(100.0%)
Total Other Assets	$0	$536,059	($536,059)	(100.0%)
TOTAL ASSETS	$84,656	$812,511	($727,854)	(89.6%)
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
2101 Accounts Payable	42,112	77,608	(35,496)	(45.7%)
Total Accounts Payable	$42,112	$77,608	($35,496)	(45.7%)
Credit Cards				
2201 Visa Business Rewards (8599)	0	11,004	(11,004)	(100.0%)
2202 Visa Platinum Rewards (0508)	0	0	0	
Total Credit Cards	$0	$11,004	($11,004)	(100.0%)
Total Current Liabilities	$42,112	$88,612	($46,500)	(52.5%)
Long-Term Liabilities				
Total Long-Term Liabilities	$0	$0	$0	
Total Liabilities	$42,112	$88,612	($46,500)	(52.5%)
Equity				
3005 Common Stock	15,575	15,575	0	0.0%
3011 APIC - Zach Contribution	5	5	0	0.0%
3101 Reg CF I (Feb 2023)	438,670	438,670	0	0.0%
3111 Series B Spring 2023	472,136	472,136	0	0.0%
3150 Vested Common Units	863,713	863,713	0	0.0%
3190 Credit Card Rewards	382		382	
3201 Retained Earnings	(1,066,200)	(121,138)	(945,063)	(780.2%)
Net Income	(681,736)	(945,063)	263,326	27.9%
Total Equity	$42,545	$723,899	($681,354)	(94.1%)
TOTAL LIABILITIES AND EQUITY	$84,656	$812,511	($727,854)	(89.6%)

Dry Bar Unscripted, Inc.
Profit and Loss
Fiscal Years 2024 & 2023

	Total		Change	
	2024	**2023**	**$**	**%**
Income				
Total Income				
Gross Profit	**$0**	**$0**	**$0**	
Expenses				
6100 Advertising & Marketing	12,480	48,961	(36,481)	(74.5%)
6200 Production		260	(260)	(100.0%)
6205 Actor Wardrobe Expenses	43	1,963	(1,920)	(97.8%)
6250 Talent Research		836	(836)	(100.0%)
6301 Equipment Rental		1,440	(1,440)	(100.0%)
6500 Professional Services	41,142	74,211	(33,069)	(44.6%)
6511 OpEx Meals & Entertainment	2,344	12,633	(10,290)	(81.4%)
6520 Travel Expenses	2,214	26,703	(24,489)	(91.7%)
6701 Dues & Subscriptions	1,301	902	399	44.3%
6702 Software	128	1,902	(1,774)	(93.3%)
6801 Office Equipment/Supplies	1,046	1,687	(641)	(38.0%)
6802 Small Office Equipment	65	91	(26)	(28.1%)
6810 Shipping		141	(141)	(100.0%)
6910 Bank Fees	29	205	(176)	(85.9%)
6911 Investment Advisor Charges/Fees	(251)	1,448	(1,700)	(117.4%)
6921 Insurance Expense	581	838	(256)	(30.6%)
6950 Stock Compensation Expenses	(2,000)	781,248	(783,248)	(100.3%)
6999 Uncategorized Expense	30		30	
7000 Production Costs Impairment Expense	623,519		623,519	
Total Expenses	**$682,671**	**$955,471**	**($272,800)**	**(28.6%)**
Net Operating Income	**($682,671)**	**($955,471)**	**$272,800**	**28.6%**
Other Income				
8101 Interest Income	9	43	(34)	(78.2%)
8102 Interest Expense	(113)		(113)	
8111 Investments Income	1,139	16,569	(15,430)	(93.1%)
8200 CC Cash Rewards		1,067	(1,067)	(100.0%)
8201 Schwab Unrealized Gain/(Loss)		(696)	696	100.0%
8401 Taxes, Registration, & Licensing	(100)		(100)	
Total Other Income	**$ 935**	**$ 16,982**	**$ (16,047)**	**(94.5%)**
Other Expenses				
8301 Depreciation Expense		6,543	(6,543)	(100.0%)
8998 Pass Through		30	(30)	(100.0%)
Total Other Expenses	**$0**	**$6,573**	**($6,573)**	**(100.0%)**
Net Other Income/(Loss)	**$935**	**$10,409**	**($9,474)**	**(91.0%)**
Net Income/(Loss)	**($681,736)**	**($945,063)**	**$263,326**	**27.9%**